Alcon Reports Second Quarter 2022 Results

•Strong second quarter sales of $2.2 billion, up 5%, or 10% constant currency (cc)
•Second quarter earnings of $0.30 per diluted share, down 3%, or up 34% cc
•Second quarter core earnings of $0.63 per diluted share, up 13%, or 30% cc
•Updated 2022 full year outlook reflects strong underlying operational performance, impacted by strength of US dollar

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, August 9, 2022 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and six months ended June 30, 2022. For the second quarter of 2022, sales were $2.2 billion, an increase of 5% on a reported basis and 10% on a constant currency basis(2), as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.30 and core diluted earnings per share of $0.63.
Second quarter and first half 2022 key figures

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Net sales ($ millions)	2,200	2,094	4,375	4,004
Operating margin (%)	9.1%	10.9%	10.2%	9.4%
Core operating margin (%)(1)	18.4%	18.2%	19.5%	18.1%
Diluted earnings per share ($)	0.30	0.31	0.64	0.48
Core diluted earnings per share ($)(1)	0.63	0.56	1.32	1.05
“Our second quarter results reflect the outstanding effort of the entire Alcon team. We worked diligently to offset the significant macroeconomic headwinds we saw in the quarter, and our team clearly delivered," said David J. Endicott, Alcon's Chief Executive Officer. "We see strong demand for our innovative products by doctors, patients and consumers around the world. This, coupled with ongoing recovery across international markets, drove another quarter of strong sales growth."
Mr. Endicott continued, "Looking forward, we expect the macroeconomic environment, particularly foreign exchange, to remain challenging for the rest of the year. Despite these headwinds, our focus will continue to be on executing new product launches, advancing our robust pipeline and driving profitability through operating leverage."

Second quarter 2022 results
Sales for the second quarter 2022 were $2.2 billion, an increase of 5% on a reported basis and 10% on a constant currency basis, compared to the second quarter of 2021. Sales in both Surgical and Vision Care benefited from product innovation, continued recovery across international markets from the COVID-19 pandemic and sales from acquired products.
The following table highlights net sales by segment for the second quarter and first half of 2022:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(2)	2022	2021	$	cc(2)

Surgical
Implantables	444	387	15	21	899	731	23	29
Consumables	644	620	4	9	1,245	1,155	8	13
Equipment/other	208	199	5	10	411	397	4	8
Total Surgical	1,296	1,206	7	13	2,555	2,283	12	17
Vision Care
Contact lenses	547	535	2	9	1,104	1,044	6	11
Ocular health	357	353	1	4	716	677	6	9
Total Vision Care	904	888	2	7	1,820	1,721	6	10
Net sales to third parties	2,200	2,094	5	10	4,375	4,004	9	14
Surgical growth driven by improvements across international markets and advanced technology intraocular lenses
Surgical net sales of $1.3 billion, which include implantables, consumables and equipment/other, increased 7%, or 13% on a constant currency basis, compared to the second quarter of 2021. Implantables growth reflected improving conditions in international markets, the adoption of advanced technology intraocular lenses, led by Vivity and sales of the Hydrus Microstent following the recent acquisition of Ivantis. Consumables growth primarily reflected higher procedure volumes due to improving conditions across international markets. Growth in equipment/other was primarily driven by demand in international markets for cataract equipment, partially offset by declines in refractive equipment.
For the first half of 2022, Surgical net sales increased 12%, or 17% on a constant currency basis, versus the first half of 2021.

Vision Care growth driven by improvements across international markets and silicone hydrogel contact lenses
Vision Care net sales of $0.9 billion, which include contact lenses and ocular health, increased 2%, or 7% on a constant currency basis, compared to the second quarter of 2021. Strong sales growth in contact lenses was partially offset by softer ocular health growth. Contact lens sales benefited from growth in silicone hydrogel contact lenses, including the Precision1 and Dailies Total1 product families and Total30, partially offset by declines in other reusable and non-silicone hydrogel daily lenses in the United States. Growth in ocular health was led by demand for Systane dry eye and Simbrinza glaucoma eye drops, as well as improvements across international markets, partially offset by supply chain challenges, primarily in contact lens care.

For the first half of 2022, Vision Care net sales increased 6%, or 10% on a constant currency basis, as compared to the first half of 2021.
Operating income
Second quarter 2022 operating income was $200 million and operating margin was 9.1%. Operating margin increased 0.2 percentage points on a constant currency basis, driven by improved operating leverage from higher sales, partially offset by intangible asset impairments of $61 million, increased inflationary impacts and higher amortization for intangible assets due to recent acquisitions. There was a negative 2.0% impact on operating margin from currency.
Adjustments to arrive at core operating income in the second quarter 2022 were $205 million, mainly due to $146 million of amortization and $61 million of intangible asset impairments. Excluding these and other adjustments, second quarter 2022 core operating income was $405 million.
Second quarter 2022 core operating margin of 18.4% increased 1.7 percentage points on a constant currency basis versus the second quarter of 2021 due to improved operating leverage from higher sales, partially offset by increased inflationary impacts. Foreign currency had a negative 1.5% impact on second quarter 2022 core operating margin.
Operating income for the first half of 2022 was $446 million and operating margin was 10.2%, which increased 2.6 percentage points on a constant currency basis. Adjustments to arrive at core operating income in the first half of 2022 were $407 million, mainly due to $292 million of amortization, $61 million of intangible asset impairments and a legal settlement. Excluding these and other adjustments, first half 2022 core operating income was $853 million.
Core operating margin for the first half of 2022 of 19.5% increased 2.8 percentage points on a constant currency basis versus the first half of 2021. Foreign currency had a negative 1.4% impact on first half 2022 core operating margin.

Diluted earnings per share (EPS)
Second quarter 2022 diluted earnings per share of $0.30 decreased 3%, or increased 34% on a constant currency basis. Core diluted earnings per share of $0.63 increased 13%, or 30% on a constant currency basis.
First half 2022 diluted earnings per share of $0.64 increased 33%, or 73% on a constant currency basis. Core diluted earnings per share of $1.32 increased 26%, or 42% on a constant currency basis.

Balance sheet and cash flow highlights
The Company ended the first half of 2022 with a cash position of $1 billion. Cash flows from operations for the first half of 2022 totaled $470 million, compared to cash flows from operations of $542 million in the prior year. The current year includes increased cash outflows from changes in net working capital, the timing of tax payments and a legal settlement payment, partially offset by higher sales.
Free cash flow(3) was $233 million in the first six months of 2022, compared to $320 million in the previous year. The decrease in free cash flow was primarily driven by lower cash flows from operations.
Net cash flows used in investing activities amounted to an outflow of $762 million in the first half of 2022, compared to an outflow of $643 million in the prior year, primarily due to the acquisition of Ivantis. Cash outflows in the prior year period included the acquisition of the US commercialization rights to Simbrinza.

During the second quarter, the Company paid $100 million in cash dividends. Also during the quarter, the Company completed a public offering of €500 million of senior notes, due 2028. Proceeds were primarily used to repay existing debt. Financial debts totaled $4.0 billion, in line with prior year-end. The Company ended the second quarter with a net debt(4) position of $2.9 billion.

2022 outlook
The Company updated its full year 2022 outlook as per the table below. This outlook assumes that the 2022 global market grows at slightly above historical rates, that inflation stays at current levels throughout the remainder of the year, that the supply chain does not materially deteriorate and that the US dollar holds steady at mid-July 2022 foreign exchange rates.

	2022 outlook as of February	2022 outlook as of May	2022 outlook as of August	Comments vs. May outlook
Net sales (USD)	$8.7 to $8.9 billion	$8.7 to $8.9 billion	$8.6 to $8.8 billion	Decrease
CC net sales growth vs. 2021(2)	+7% to +9%	+9% to +11%	+9% to +11%	Maintain
Core operating margin(1)	18% to 19%	18% to 19%	18% to 19%	Maintain
Interest expense and Other financial income & expense	$180 to $190 million	$200 to $210 million	$210 to $220 million	Increase
Core effective tax rate(5)	17% to 19%	17% to 19%	17% to 19%	Maintain
Core diluted EPS(1)	$2.35 to $2.45	$2.35 to $2.45	$2.20 to $2.30	Decrease
CC core diluted EPS growth vs. 2021(2)	+13% to +18%	+19% to +24%	+19% to +24%	Maintain

Webcast and Conference Call Instructions
The Company will host a conference call on August 10, 2022 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its second quarter 2022 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2022/Alcons-Second-Quarter-2022-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-4)
(1)Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice; our success in completing and integrating strategic acquisitions; the impact of a disruption in our global supply chain or important facilities; the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; global and regional economic, financial, legal, tax, political and social change; Russia’s war on Ukraine and the resulting global response; the commercial success of our products and our ability to maintain and strengthen our position in our markets; the success of our research and development efforts, including our ability to innovate to compete effectively; pricing pressure from changes in third party payor coverage and reimbursement methodologies; ongoing industry consolidation; our ability to properly educate and train healthcare providers on our products; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our reliance on outsourcing key business functions; changes in inventory levels or buying patterns of our customers; our ability to attract and retain qualified personnel; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; our ability to protect our intellectual property; the effects of litigation, including product liability lawsuits and governmental investigations; our ability to comply with all laws to which we may be subject; effect of product recalls or voluntary market withdrawals; the implementation of our enterprise resource planning system; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; legislative, tax and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a U.S. corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2022		2021		2022		2021

United States	990	45%	958	46%	1,929	44%	1,793	45%
International	1,210	55%	1,136	54%	2,446	56%	2,211	55%
Net sales to third parties	2,200	100%	2,094	100%	4,375	100%	4,004	100%

Consolidated Income Statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except earnings per share)	2022	2021	2022	2021
Net sales to third parties	2,200	2,094	4,375	4,004
Other revenues	17	16	31	36
Net sales and other revenues	2,217	2,110	4,406	4,040
Cost of net sales	(999)	(875)	(1,966)	(1,755)
Cost of other revenues	(14)	(15)	(28)	(34)
Gross profit	1,204	1,220	2,412	2,251
Selling, general & administration	(803)	(785)	(1,544)	(1,484)
Research & development	(181)	(178)	(347)	(344)
Other income	3	5	12	14
Other expense	(23)	(33)	(87)	(59)
Operating income	200	229	446	378
Interest expense	(31)	(30)	(60)	(61)
Other financial income & expense	(22)	(8)	(39)	(17)
Income before taxes	147	191	347	300
Taxes	1	(40)	(31)	(65)
Net income	148	151	316	235

Earnings per share ($)
Basic	0.30	0.31	0.64	0.48
Diluted	0.30	0.31	0.64	0.48

Weighted average number of shares outstanding (millions)
Basic	491.7	490.0	491.3	489.9
Diluted	494.3	493.2	494.2	492.8

Balance sheet highlights

($ millions)	June 30, 2022	December 31, 2021
Cash and cash equivalents	1,030	1,575
Current financial debts	87	114
Non-current financial debts	3,883	3,966
Free cash flow
The following is a summary of free cash flow for the six months ended June 30, 2022 and 2021, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2022	2021
Net cash flows from operating activities	470	542
Purchase of property, plant & equipment	(237)	(222)
Free cash flow	233	320

Net (debt)/liquidity

($ millions)	At June 30, 2022
Current financial debt	(87)
Non-current financial debt	(3,883)
Total financial debt	(3,970)

Less liquidity:
Cash and cash equivalents	1,030
Derivative financial instruments	7
Total liquidity	1,037
Net (debt)	(2,933)

Reconciliation of IFRS results to core results
Three months ended June 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Other items(6)	Core results
Gross profit	1,204	141	59	—	(12)	1,392
Selling, general & administration	(803)	—	—	—	(7)	(810)
Research & development	(181)	5	2	—	—	(174)
Other income	3	—	—	—	1	4
Other expense	(23)	—	—	9	7	(7)
Operating income	200	146	61	9	(11)	405
Income before taxes	147	146	61	9	(11)	352
Taxes(7)	1	(24)	(14)	(2)	—	(39)
Net income	148	122	47	7	(11)	313
Basic earnings per share ($)	0.30					0.64
Diluted earnings per share ($)	0.30					0.63
Basic - weighted average shares outstanding (millions)(8)	491.7					491.7
Diluted - weighted average shares outstanding (millions)(8)	494.3					494.3

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended June 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation costs(4)	Other items(6)	Core results
Gross profit	1,220	128	—	—	—	1,348
Selling, general & administration	(785)	—	2	—	—	(783)
Research & development	(178)	—	—	—	3	(175)
Other income	5	—	—	—	—	5
Other expense	(33)	—	4	15	1	(13)
Operating income	229	128	6	15	4	382
Income before taxes	191	128	6	15	4	344
Taxes(7)	(40)	(23)	(2)	(3)	2	(66)
Net income	151	105	4	12	6	278
Basic earnings per share ($)	0.31					0.57
Diluted earnings per share ($)	0.31					0.56
Basic - weighted average shares outstanding (millions)(8)	490.0					490.0
Diluted - weighted average shares outstanding (millions)(8)	493.2					493.2

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Six months ended June 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results
Gross profit	2,412	281	59	—	—	(3)	2,749
Selling, general & administration	(1,544)	—	—	—	—	—	(1,544)
Research & development	(347)	11	2	—	—	—	(334)
Other income	12	—	—	—	—	—	12
Other expense	(87)	—	—	24	20	13	(30)
Operating income	446	292	61	24	20	10	853
Income before taxes	347	292	61	24	20	10	754
Taxes(7)	(31)	(49)	(14)	(4)	(5)	—	(103)
Net income	316	243	47	20	15	10	651
Basic earnings per share ($)	0.64						1.33
Diluted earnings per share ($)	0.64						1.32
Basic - weighted average shares outstanding (millions)(8)	491.3						491.3
Diluted - weighted average shares outstanding (millions)(8)	494.2						494.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Six months ended June 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(6)	Core results
Gross profit	2,251	253	45	—	—	—	2,549
Selling, general & administration	(1,484)	—	—	9	—	—	(1,475)
Research & development	(344)	—	—	—	—	8	(336)
Other income	14	—	—	—	—	(1)	13
Other expense	(59)	—	—	7	26	1	(25)
Operating income	378	253	45	16	26	8	726
Income before taxes	300	253	45	16	26	8	648
Taxes(7)	(65)	(46)	(10)	(4)	(5)	1	(129)
Net income	235	207	35	12	21	9	519
Basic earnings per share ($)	0.48						1.06
Diluted earnings per share ($)	0.48						1.05
Basic - weighted average shares outstanding (millions)(8)	489.9						489.9
Diluted - weighted average shares outstanding (millions)(8)	492.8						492.8
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes a legal settlement.
(6)For the three months ended June 30, 2022, Gross profit includes fair value adjustments to contingent consideration liabilities and the reversal of charges related to the war on Ukraine, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Selling, general & administration includes the reversal of charges related to the war on Ukraine. Other income includes fair value adjustments of financial assets. Other expense includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
For the three months ended June 30, 2021, Research & development includes the amortization of option rights. Other expense includes fair value adjustments of financial assets.
For the six months ended June 30, 2022, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Other expense includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
For the six months ended June 30, 2021, Research & development includes the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
(7)For the three months ended June 30, 2022, tax associated with operating income core adjustments of $205 million totaled $40 million with an average tax rate of 19.5%.
For the three months ended June 30, 2021, total tax adjustments of $26 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $153 million totaled $29 million with an average tax rate of 19.0%.
For the six months ended June 30, 2022, total tax adjustments of $72 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $407 million totaled $75 million with an average tax rate of 18.4%.
For the six months ended June 30, 2021, total tax adjustments of $64 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $348 million totaled $67 million with an average tax rate of 19.3%.
(8)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Daniel Cravens
Allen Trang
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

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Lisa Gilbert
+ 41 589 112 111 (Geneva)
+ 1 817 615 2666 (Fort Worth)
globalmedia.relations@alcon.com